Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the year ended December 31,				Period from Inception (January 5, 2000) to December 31, 2000
	Nine months ended September 30, 2004	2003	2002	2001
Net Loss	(29,360)	(85,265)	(25,077)	(11,359)	(3,733)
Add: Fixed Charges	785	1,372	858	392	20

Earnings as defined	(28,575)	(83,893)	(24,219)	(10,967)	(3,713)

Fixed Charges:
Interest Expense	276	492	558	351	—
Estimated interest component of rent expenses	509	880	300	41	20

Total fixed charges	785	1,372	858	392	20

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	Earnings, as defined, were insufficient to cover fixed charges by $85.3 million, $25.1 million, $11.4 million, $3.7 million and $29.4 million for the years ended December 31, 2003, 2002, 2001 and for the period from inception (January 5, 2000) to December 31, 2000 and for the nine months ended September 30, 2004, respectively.